Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2017	December 31, 2016
Assets
Current
Cash		$—	$11
Accounts receivable		101	113
Other		16	18
Deferred funding asset	3	72	77
Risk management	8	9	8
Assets held for sale	4	9	114

		207	341

Non-current
Deferred funding asset	3	—	16
Property, plant and equipment	5	2,939	2,982

		2,939	2,998

Total assets		$3,146	$3,339

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$138	$175
Current portion of long-term debt	6	14	27
Provisions	7	34	35
Risk management	8	3	26
Liabilities related to assets held for sale	4	6	81

		195	344
Non-current
Long-term debt	6	370	442
Provisions	7	259	264
Risk management	8	23	25
Deferred tax liability		23	14
Other non-current liabilities		1	3

		871	1,092

Shareholders’ equity
Shareholders’ capital	9	8,999	8,997
Other reserves		96	97
Deficit		(6,820)	(6,847)

		2,275	2,247

Total liabilities and shareholders’ equity		$3,146	$3,339

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Note 8 and 12)

Commitments and contingencies (Note 11)

PENN WEST FIRST QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2017	2016
Oil and natural gas sales and other income		$121	$191
Royalties		(8)	(7)

		113	184
Risk management gain	8	37	8

		150	192

Expenses
Operating		50	95
Transportation		7	11
General and administrative		8	14
Restructuring		2	6
Share-based compensation	10	3	3
Depletion, depreciation, impairment and accretion	5,7	76	271
Gain on dispositions	5	(32)	(1)
Gain on provisions	7	(3)	—
Foreign exchange gain	6	(2)	(89)
Financing	6	5	40

		114	350

Income (loss) before taxes		36	(158)

Deferred tax expense (recovery)		9	(58)

Net and comprehensive gain (loss)		$27	$(100)

Net income (loss) per share
Basic		$0.05	$(0.20)
Diluted		$0.05	$(0.20)

Weighted average shares outstanding (millions)
Basic	9	502.8	502.2
Diluted	9	503.6	502.2

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2017	2016
Operating activities
Net income (loss)		$27	$(100)
Depletion, depreciation, impairment and accretion	5,7	76	271
Gain on dispositions	5	(32)	(1)
Gain on provisions	7	(3)	—
Deferred tax expense (recovery)		9	(58)
Share-based compensation	10	2	2
Unrealized risk management loss (gain)	8	(26)	64
Unrealized foreign exchange gain	6	(5)	(89)
Decommissioning expenditures	7	(4)	(2)
Office lease settlements	7	(4)	—
Change in non-cash working capital		(2)	(26)

		38	61

Investing activities
Capital expenditures	5	(26)	(18)
Property dispositions (acquisitions), net	5	70	33
Change in non-cash working capital		(11)	(32)

		33	(17)

Financing activities
Increase (decrease) in long-term debt	6	(71)	7
Repayments of senior notes	6	(13)	—
Realized foreign exchange loss on repayments	6	3	—
Issue of equity compensation plans	10	(1)	—

		(82)	7

Change in cash		(11)	51
Cash, beginning of period		11	2

Cash, end of period		$—	$53

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2017		$8,997	$97	$(6,847)	$2,247
Net and comprehensive income		—	—	27	27
Share-based compensation	10	—	2	—	2
Issued on exercised equity plans	10	2	(3)	—	(1)

Balance at March 31, 2017		$8,999	$96	$(6,820)	$2,275

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(100)	(100)
Share-based compensation	10	—	2	—	2

Balance at March 31, 2016		$8,994	$94	$(6,251)	$2,837

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2016.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on May 3, 2017.

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership. Amounts expected to be settled within the next 12 months are classified as current.

	March 31, 2017	December 31, 2016
Current portion	$72	$77
Long-term portion	—	16

Total	$72	$93

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	March 31, 2017	December 31, 2016
Assets held for sale
Working capital	$2	$10
Property, plant and equipment	7	104

	$9	$114

Liabilities related to assets held for sale
Working capital	$2	$6
Decommissioning liability	4	75

	$6	$81

The Company has classified certain assets as held for sale as it plans to dispose of these properties within 12 months.

5. Property, plant and equipment (“PP&E”)

Cost	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	$10,648	$16,210
Capital expenditures	26	82
Joint venture, carried capital	14	40
Acquisitions	—	3
Dispositions	(74)	(4,995)
Transfers from E&E	—	1
Transfer to assets held for sale	—	(537)
Net decommissioning dispositions	—	(156)

Balance, end of period	$10,614	$10,648

Accumulated depletion and depreciation	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	$7,666	$11,065
Depletion and depreciation	72	368
Impairments	(1)	288
Dispositions	(62)	(3,622)
Transfers to assets held for sale	—	(433)

Balance, end of period	$7,675	$7,666

Net book value	March 31, 2017	December 31, 2016
Total	$2,939	$2,982

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

In the first quarter of 2017, a number of property dispositions were closed and the Company recorded gains on dispositions of $32 million (2016 - $1 million).

6. Long-term debt

	March 31, 2017	December 31, 2016
Syndicated credit facility	$258	$329

U.S. Senior secured notes – 2007 Notes
5.80%, US$5 million, maturing May 31, 2017	6	6
5.90%, US$5 million, maturing May 31, 2019	6	6
Senior secured notes – 2008 Notes
6.30%, US$24 million, maturing May 29, 2018	33	33
6.40%, US$4 million, maturing May 29, 2020	5	5
Senior secured notes – 2009 Notes
9.32%, US$8 million, maturing May 5, 2019	11	11
Senior secured notes – 2010 Q1 Notes
5.29%, US$10 million, maturing March 16, 2017	—	13
5.85%, US$10 million, maturing March 16, 2020	13	13
Senior secured notes – 2010 Q4 Notes
4.17%, US$6 million, maturing December 2, 2017	8	8
4.88%, US$13 million, maturing December 2, 2020	17	17
4.98%, US$6 million, maturing December 2, 2022	8	8
5.23%, US$2 million, maturing December 2, 2025	3	3
Senior secured notes – 2011 Q4 Notes
4.79%, US$12 million, maturing November 30, 2021	16	17

Total long-term debt	$384	$469

Current portion	$14	$27
Long-term portion	$370	$442

There were no senior note issuances in either 2017 to date or 2016.

In the first quarter of 2017, Penn West repaid senior notes in the amount of $13 million (2016 – nil) as part of normal course maturities.

Additional information on Penn West’s senior secured notes was as follows:

	March 31, 2017	December 31, 2016
Weighted average remaining life (years)	2.7	2.7
Weighted average interest rate	5.8%	6.3%

At March 31, 2017, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $600 million maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2017, the Company had $328 million of unused credit capacity available.

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at March 31, 2017, 67 percent (December 31, 2016 – 70 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

At March 31, 2017, letters of credit totalling $14 million were outstanding (December 31, 2016 – $16 million) that reduce the amount otherwise available to be drawn on the bank facility.

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. The split between realized and unrealized foreign exchange is as follows:

	Three months ended March 31
	2017	2016
Realized foreign exchange loss on debt maturities	$(3)	$—
Unrealized foreign exchange gain	5	89

Foreign exchange gain	$2	$89

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At March 31, 2017, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company entered into amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, in part, have modified its financial covenants during a designated covenant relief period. The covenant relief period under those amending agreements ended on March 30, 2017. The Company also agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

7. Provisions

	March 31, 2017	December 31, 2016
Decommissioning liability	$181	$182
Office lease provision	112	117

Total	$293	$299

Current portion	$34	$35
Long-term portion	259	264

Total	$293	$299

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2016 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2016 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	$182	$397
Net liabilities acquired (disposed) (1)	—	(193)
Acquisitions	—	5
Increase due to changes in estimates	—	37
Liabilities settled	(4)	(11)
Transfers to liabilities for assets held for sale	—	(75)
Accretion charges	3	22

Balance, end of period	$181	$182

Current portion	$19	$20
Long-term portion	$162	$162

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of the future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease provision was determined by applying a credit-adjusted discount rate of 6.5 percent (December 31, 2016 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	$117	$—
Net additions (recoveries)	(4)	107
Increase due to changes in estimates	1	12
Cash settlements	(4)	(4)
Accretion charges	2	2

Balance, end of period	$112	$117

Current portion	$15	$15
Long-term portion	$97	$102

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

8. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At March 31, 2017, except for the senior notes described in Note 6 with a carrying value of $126 million (December 31, 2016 – $140 million) and a fair value of $122 million (December 31, 2016 – $134 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

At March 31, 2017 and December 31, 2016, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	$(43)	$104
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	25	(74)
Electricity swaps	—	4
Foreign exchange forwards	—	(43)
Cross currency swaps	1	(34)

Total fair value, end of period	$(17)	$(43)

Penn West had the following financial instruments outstanding as at March 31, 2017. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	13,300 mcf/d	Apr/17 – Jun/17	$2.70/mcf	$—
AECO Swaps	11,400 mcf/d	Jul/17 – Sep/17	$2.71/mcf	—
AECO Swaps	9,500 mcf/d	Oct/17 – Dec/17	$3.00/mcf	—
AECO Swaps	5,700 mcf/d	Apr/17 – Dec/17	$3.07/mcf	1
AECO Swaps	1,900 mcf/d	Jan/18 – Jun/18	$2.84/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$2.89/mcf	—

Crude Oil
WTI Swaps	800 bbl/d	Apr/17 – Jun/17	$68.48/bbl	—
WTI Swaps	400 bbl/d	Jul/17 – Sep/17	$69.50/bbl	—
WTI Swaps	900 bbl/d	Oct/17 – Dec/17	$70.81/bbl	—
WTI Swaps	1,800 bbl/d	Apr/17 – Dec/17	$68.73/bbl	—
WTI Swaps	5,200 bbl/d	Apr/17 – Dec/17	$66.81/bbl	(3)
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	$71.00/bbl	—
WTI Swaps	2,000 bbl/d	Jan/18 – Mar/18	US$50.29/bbl	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	8

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(20)
18-month offset	(£28.5)	2018	1.6911 CAD/GBP, 6.95%	—
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(17)

Based on March 31, 2017 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to March 31, 2017, the Company entered into the following hedge contracts:

Reference Price	Term	Price ($/Barrel)		Volume (Barrels/day)
WTI	Jan 2018 – Mar 2018	US$	51.46	4,000
WTI	Apr 2018 – June 2018	US$	53.25	2,000
WTI	Jul 2018 – Sept 2018	US$	53.50	1,000

Reference Price	Term	Price ($/mcf)		Volume (mcf/day)
AECO	Jul 2017 – Jun 2018		$2.91	1,900
AECO	Oct 2017 – Sep 2018		$2.69	1,900
AECO	Oct 2017 – Mar 2018		$3.19	1,900
AECO	Jan 2018 – Mar 2018		$3.33	3,800
AECO	Jan 2018 – Jun 2018		$2.84	1,900
AECO	Jan 2018 – Dec 2018		$2.74	1,900

Additionally, the Company entered into a £14.25 offsetting cross currency contract until July 2018 at a CAD/GBP rate of 1.7326.

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

The components of risk management on the Statement of Income (Loss) are as follows:

	Three months ended March 31
	2017	2016
Realized
Settlement of commodity contracts/assignment	$11	$38
Monetization of commodity contracts	—	2
Monetization of foreign exchange contracts	—	32

Total realized risk management gain	$11	$72

Unrealized
Commodity contracts	$25	$(2)
Electricity swaps	—	1
Crude oil assignment	—	(1)
Foreign exchange contracts	—	(46)
Cross-currency swaps	1	(16)

Total unrealized risk management gain (loss)	26	(64)

Risk management gain	$37	$8

To date in 2017, the Company had no outstanding electricity contracts. During the first three months of 2016, a $2 million loss was included in operating expenses.

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

At March 31, 2017, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$25	2017	1.000 CAD/USD

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2015	502,163,163	$8,994
Issued on exercise of equity compensation plans (1)	600,775	3
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, December 31, 2016	502,763,763	$8,997
Issued on exercise of equity compensation plans (1)	1,264,875	2

Balance, March 31, 2017	504,028,638	$8,999

(1)	Upon exercise of equity plans, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2017	2016
Basic	502.8	502.2
Diluted	503.6	502.2

For the first quarter of 2017, 2.9 million shares (2016 – 12.5 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. In March 2017, the Board of Directors resolved to suspend all future grants of options under the Option plan.

	Three months ended March 31, 2017		Year ended December 31, 2016
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	7,612,625	$6.01	10,595,728	$10.21
Granted	—	—	3,557,250	1.20
Exercised	(1,264,875)	1.45	(600,775)	1.53
Forfeited	(841,025)	17.19	(5,939,578)	11.08

Outstanding, end of period	5,506,725	$5.35	7,612,625	$6.01

Exercisable, end of period	3,485,589	$6.98	2,804,426	$11.10

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Since March 2016, pursuant to the amended plan, consideration can be in the form of cash or shares. As a result, all grants subsequent to that date will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Three months ended March 31, 2017	Year ended December 31, 2016
Outstanding, beginning of period	10,199,595	6,325,954
Granted	3,983,060	11,745,330
Vested	(3,671,431)	(2,353,989)
Forfeited	(571,509)	(5,517,700)

Outstanding, end of period	9,939,715	10,199,595

Outstanding units – liability method	966,599	2,314,805
Outstanding units – equity method	8,973,116	7,884,790

	As at
RSU obligation:	March 31, 2017	December 31, 2016
Current liability (1)	$4	$3
Non-current liability	$—	$1

(1)	Included within Accounts payable and accrued liabilities.

The fair value of the RSU plan units granted under the equity method used the following weighted average assumptions:

	Three months ended March 31
	2017	2016
Average fair value of units granted (per unit)	$2.13	$1.20
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	7.9%	19.0%

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At March 31, 2017, 790,205 DSUs (December 31, 2016 – 745,851) were outstanding and $2 million was recorded as a current liability (December 31, 2016 – $2 million).

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Members of the Board of Directors are not eligible for the PSU Plan. The PSU obligation is classified as a liability due to the cash settlement feature.

PSU awards (number of shares equivalent)	Three months ended March 31, 2017	Year ended December 31, 2016
Outstanding, beginning of period	1,855,500	1,622,881
Granted	569,000	2,516,000
Vested	(638,750)	(199,843)
Forfeited	(246,750)	(2,083,538)

Outstanding, end of period	1,539,000	1,855,500

	As at
PSU obligation:	March 31, 2017	December 31, 2016
Non-current liability	$1	$2

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan (liability method), DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2017	2016
Options	$—	$1
PSU plan	1	—
RSU plan – liability method	—	1
RSU plan – equity method	2	1

Share-based compensation	$3	$3

The share price used in the fair value calculation of the RSU plan (liability method), PSU and DSU obligations at March 31, 2017 was $2.27 (2016 – $1.20). Share-based compensation related to the DSU was insignificant in both periods.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

12. Subsequent event

In April 2017, the Company closed a transaction to acquire certain undeveloped lands in the Peace River area of Alberta for total proceeds of $11 million. This acquisition further focuses the Company’s holdings within the area.

PENN WEST FIRST QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15